Invest in Kachinga

Helping Parents Raise Financially Smart Kids



KACHINGA IS BRINGING
FINANCIAL LITERACY
TO THE NEXT GENERATION
EARN
Teach the value of money & hard work
SAVE
Build good money habits for life
GIVE
Share the joy of helping others
SPEND
Empower hands-on learning while maintaining control
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KACHINGA.COM SAN FRANCISCO CA

Technology Software Fin Tech Education Social Impact



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Why you may want to invest in us...

1. CEO built 3 companies from startup to $30M+ ARR; CFO raised > $300M & led them to successful exits including IPO
2. Over 25% growth Week over Week
3. Raised over $450,000 since founding
4. $91B spent annually by kids in US
5. Estimated cash flow positive in < 18 months
6. Only solution with data-driven personalized financial literacy guidance & insights

WE'VE RAISED $451,112 SINCE OUR FOUNDING

Our team



John McIntyre
CEO
Serial entrepreneur Built 3 SaaS companies from start-up to $30M+ ARR



John Zdanowski
CFO
20+ years with consumer & financial start-ups Raised > $300M & led successful exits including IPO



Elaine Werffeli
Chief Analytics Officer
Customer acquisition expert Former Dir. of marketing sciences at MSFT



Mike Shane
CTO
Expert in consumer & financial apps Built & leads dev team of 100+ in Philippines



Paul Lee
IA Architect
ML/AI/IA technology expert Former chief market analyst for MSFT

Downloads

Kachinga Investor Pitch 2020.11.17.pdf

We are facing a Financial Literacy Crisis.

In the US, 74% are living paycheck to paycheck, ⅓ don't have any retirement savings, and 3 out of 5 can't cover a $1,0000 emergency. At the same time, only 6 states require financial literacy class in school and most parents lack the time or knowledge to properly teach their kids.



Peace of mind for parents. Financial independence for kids.

Our mission is to bring financial literacy to the next generation by helping parents teach their kids to be smart with money. Kachinga provides an allowance, chore & savings management app for kids, a secure debit card with parental controls that offers young teens real world money experience, and personalized guidance for parents trying to educate their kids.



Our Team

We have a team of experienced and successful entrepreneurs. John MacIntyre (CEO) has built 3 SaaS companies from start-up to $30M+ in ARR. John Zdanowski (CFO) has 20+ years in financial startups and has raised more than $300M, leading companies to successful exits including an IPO.



Growing Rapidly

Since launching the Kachinga on the app store publicly in August, we've seen a dramatic 25% growth rate week over week.



The Market

With over 33M US families with children under 18, Kachinga offers a unique value proposition to tap into the $91B spent annually by kids in the US.

proposition to tap into the $91B spent annually by kids in the US.


Lead Shift Of Massive Market From Cash To Digital
$91B
Spent by US kids annually
33M
US families with kids <18
Total Addressable Market
22M
Families go digital
Serviceable Addressable Market
647k
Families choose Kachinga
Serviceable Obtainable Market
< 3% of SAM
Sources: US Census Bureau; Finder.com, UN.org
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

Augmented Intelligence Drives Differentiation

One of the greatest strengths of Kachinga over competitors is our data-driven personalized guidance and insights for parents.


Only Solution With Data-Driven Personalized Guidance
Current digital competitors represent <5% of serviceable addressable market
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

	kachinga	goalsetter	GREENLIGHT	jassby	gohenry	ROOSTER MONEY
Debit card for kids w/parent controls	☺	☺	☺	✗	☺	✗
Early age child engagement w/free option	☺	☺	✗	☺	✗	☺
Extended family & community model	☺	☺	☺	✗	✗	✗
Financial education outcome focus	☺	☺	✗	✗	✗	✗
Data-driven personalization & insights	☺	✗	✗	✗	✗	✗
Headquarters	US	US	US	US	UK	UK


Augmented Intelligence Drives Differentiation
Financial Education
Answer parents' questions
Guide decisions about allowance, chores, savings goals & more
"What chores & savings goals are appropriate for my child?"
Identify teaching moments
Notify parents of opportunities to teach critical money lessons
Child's below average savings rate generates parent prompt with recommendations on how to improve
Parents & experts helping parents
Connect experts & parents with other parents facing challenges to share practical advice
"My child spends more than she earns, what should I do?"
Personalization & Insights
Identify trends & behaviors
Proactively share progress & comparison of child's money habits
"How do my child's spending habits compare to others?"
Drive measurable results
Deliver most impactful advice based on child behavior & family dynamics
Use earn, spend & save history along with quiz results to correlate behavior/knowledge impact of specific advice
Improve financial education
Help experts learn what advice works best to support financial literacy
Use feedback of what advice works for whom to advance development of guidance/education
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

Path to Profitability

Kachinga is currently generating revenue by a $36/child per year subscription to the Real Money secure debit card. Future pathways to monetization include sponsorships, retail partnerships, channel sponsorships (education orgs, credit unions), and other financial services. We estimate being cashflow positive in less than 18 months.


Compelling Financial Forecast
Annual Revenue ($000)
$2M
$11M
$32M
$77M
Profit & Loss ($000)
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

	2020	2021	2022	2023	2024
Revenue	**4**	**1,480**	**11,639**	**35,649**	**72,463**
Gross Profit	**(12)**	**198**	**6,201**	**25,800**	**56,077**
Engineering	244	613	2,655	5,616	8,624
Sales & Marketing	56	1,693	6,085	13,391	25,169
G&A	12	262	1,794	4,396	7,918
Operating Expense	**312**	**2,568**	**10,534**	**23,402**	**41,710**
Net Income	**(323)**	**(2,369)**	**(4,334)**	**2,398**	**14,710**
Investments	750	0	5,000	0	0
Cash	742	189	5,395	13,746	34,946
Subscribers (000)	2	88	317	647	1,029
Total Users (000)	9	337	1,214	2,478	3,942

Note: this slide contains forward looking projections which cannot be guaranteed.